(Letterhead of Morrison & Foerster LLP)





October 11, 2005



By EDGAR and Mail


Rebekah Blakeley Moore
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      Redwood Mortgage Investors VIII
         Form 10-K for the Fiscal Year Ended December 31, 2004
         Form 10-Q for the Fiscal Quarter ended June 30, 2005
         File No. 000-27816

Dear Ms. Moore:

     Reference is made to your comment letter to Redwood Mortgage Investors VIII (the "Company") dated September 29, 2005 relating to the Staff's comments on the above referenced filing. As we discussed, the deadline for the Company's response to the Letter has been extended to November 4, 2005.

Thank you for your assistance in this matter.

Very truly yours,


/s/ Justin L. Bastian
-----------------------
Justin L. Bastian

cc:    Michael R. Burwell, Redwood Mortgage Investors VIII